UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
Specialized Disclosure Report

AIRGAS, INC.
(Exact name of registrant as specified in its charter)
________________________________________

Commission File Number: 1-9344

Delaware	56-0732648
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

259 North Radnor-Chester Road, Suite 100 Radnor, PA	19087-5283
(Address of principal executive offices)	(ZIP Code)

Thomas M. Smyth
(610) 687-5253
(Name and telephone number, including area code, of the person to contact in connection with this report.)
______________________________________

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Airgas, Inc., together with its subsidiaries (“Airgas” or the “Company”) became a publicly-traded company on the New York Stock Exchange in 1986. Through a combination of organic growth initiatives and acquisitions in both its core and adjacent lines of business, the Company has become one of the nation’s leading suppliers of industrial, medical and specialty gases, and hardgoods, such as welding equipment and related products. Airgas is also a leading U.S. producer of atmospheric gases, carbon dioxide, dry ice and nitrous oxide, one of the largest U.S. suppliers of safety products, and a leading U.S. supplier of refrigerants, ammonia products and process chemicals.
Summary
Based on Airgas’ reasonable country of origin inquiry (“RCOI”) and the procedures described in this Form SD, Airgas has determined that, with respect to the products required to be reported by this Form SD for the period from January 1, 2013 to December 31, 2013 (the “Reporting Period”), the Company has no reason to believe that, except as identified below, its necessary conflict minerals may have originated in the Democratic Republic of Congo or an adjoining country (collectively a “Covered Country”), as those terms are defined by the Securities and Exchange Commission.

For two components provided by one supplier and contained in a single product sold to one customer, the Company has determined that a limited amount of a necessary conflict mineral that may be contained in these two components of this one product may have originated in a Covered Country.
Reasonable Country of Origin Inquiry
Airgas has adopted a conflict minerals policy and related procedures focused on Airgas’ commitment to sourcing components and materials from suppliers that share its ethical values and that support compliance with the Securities and Exchange Commission’s regulations as well as Airgas’ disclosure obligations related to conflict minerals. These policies and related procedures have guided Airgas’ development of internal systems, supply chain due diligence efforts and, ultimately, Airgas’ RCOI conducted in connection with this Form SD.

Beginning in 2013 and continuing throughout 2014, Airgas’ conflict minerals efforts, and initial RCOI process, were designed to identify Airgas’ manufactured (or contracted to be manufactured) products, obtain transparency into its product supply chain for such products, and, more generally, to achieve engagement from its suppliers concerning conflict minerals issues. The specific goal of Airgas’ RCOI was to determine whether the conflict minerals in its relevant products originated in a Covered Country. In part, Airgas’ inaugural RCOI process included:

•	forming a long-term working group comprised of representatives from Airgas’ operational, legal and supply chain functions, as well as external advisers with conflict minerals expertise;

•	evaluating the Securities and Exchange Commission’s regulations and adopting initial policies to support compliance with these regulations;

•
conducting, in conjunction with an external provider, a detailed survey of Airgas’ suppliers to obtain information about the presence and origin of conflict minerals contained in the products they supply to Airgas;

•	compiling completed surveys and other supplier communications into Company-accessible databases;

•	communicating diligently with suppliers that did not timely respond to surveys or provided incomplete surveys;

•	analyzing supplier responses and evaluating information in a manner designed to provide the Company with a reasonable basis for its conclusions in this Form SD; and

•	maintaining active membership in the Manufacturers Alliance for Productivity and Innovation (“MAPI”) to keep up to date on industry “best practices” for conflict minerals regulatory compliance.

Specifically, Airgas arrived at the determination described in this Form SD by conducting, in good faith, a RCOI regarding conflict minerals that (i) Airgas identified as necessary to the functionality or the production of its manufactured (or contracted to be manufactured) products, and (ii) were subject to review in this initial Reporting Period.

For purposes of Airgas’ conflict minerals analysis in this Form SD, Airgas considered the specific products that Airgas manufactured or contracted to be manufactured and delivered to its customers during the Reporting Period as “completed.” Therefore, in connection with this Form SD, the term “Completed Products” refers to the specific products that Airgas manufactured or contracted to be manufactured and delivered to its customers during the Reporting Period.

As part of the RCOI, Airgas identified its suppliers that delivered products, materials, or supplies to Airgas from February 1, 2013 through December 31, 2013, and enlisted a specialist external vendor to distribute surveys to these suppliers soliciting information concerning the presence, if any, and source, of conflict minerals in the items supplied to Airgas. In connection with this process and based upon further inquiries by Airgas’ internal working group, Airgas was able to determine that, except as identified below, its suppliers whose products were included in the Company’s Completed Products did not provide Airgas with a reason to believe that the conflict minerals contained in such products may have originated in a Covered Country.

Airgas believes it reasonably designed its inquiry given available resources at the time, taking into account factors such as company size, products, and relationships with suppliers, and performed this inquiry in good faith. This RCOI was not intended to establish the truth or accuracy of information provided, and supplier representations in response to the inquiries, such as the one undertaken by Airgas, may not always be reliable. Furthermore, suppliers who failed to respond to Airgas’ inquiries before the reporting date may subsequently provide information that will cause Airgas to perform additional inquiries regarding materials supplied to Airgas for future years.
Determination
Based on the results of Airgas’ RCOI, Airgas has determined that, with respect to the necessary conflict minerals in its Completed Products (except for the products discussed below), Airgas has no reason to believe that its necessary conflict minerals may have originated in a Covered Country. Accordingly, due diligence for these Completed Products as prescribed by Rule 13p-1 is not required.

However, for two components provided by one supplier and contained in a single product sold to one customer, the Company has determined that a limited amount of a necessary conflict mineral that may be contained in these two components of this one product may have originated in a Covered Country. Airgas proceeded to conduct due diligence as described in the Conflict Minerals Report filed as Exhibit 1.02 to this Form SD and available on the Airgas website, www.airgas.com, under the “Financial Information” link in the “Investor Relations” section.
Additional Information
Additional information concerning Airgas’ conflict minerals policies, as well as a copy of the information contained in this Form SD, can be found under “Social and Environmental Responsibility” on the Airgas website, www.airgas.com, on the “About Airgas” tab. Any references to the Airgas website in this Form SD and the Conflict Minerals Report filed as Exhibit 1.02 are for convenience only and the contents of that site are not incorporated by reference into, and are not otherwise a part of, this Form SD or the Conflict Minerals Report.

This Form SD and the Conflict Minerals Report filed as Exhibit 1.02 contain statements that are forward looking, as that term is defined by the Private Securities Litigation Reform Act of 1995 or by the SEC in its rules, regulations and releases. Forward-looking statements also include any statement that is not based on historical fact, including statements containing the words “believes,” “may,” “plans,” “will,” “could,” “should,” “estimates,” “continues,” “anticipates,” “intends,” “expects,” and similar expressions. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. All forward-looking statements are based on current expectations regarding important risk factors and should not be regarded as a representation by the Company or any other person that the results expressed therein will be achieved. Airgas assumes no obligation to revise or update any forward-looking statements for any reason, except as required by law. Important factors that could cause actual outcomes to differ materially from those contained in any forward-looking statement include those described in the Company’s reports, including its March 31, 2014 Form 10-K and other forms filed by the Company with the SEC.

Item 1.02 Exhibit

The Conflict Minerals Report of Airgas, Inc. as required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.

Section 2 — Exhibits

Item 2.01 Exhibits

Exhibit 1.02	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AIRGAS, INC.

(Registrant)

BY:	/s/ THOMAS M. SMYTH	June 2, 2014
	Thomas M. Smyth Vice President & Controller (Principal Accounting Officer)	(Date)

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